Filed pursuant to Rule 433

File No. 333-133943

August 28, 2007

$ 1,500,000,000

6.750% SENIOR NOTES DUE SEPTEMBER 15, 2017

FINAL TERMS AND CONDITIONS

Issuer:	Capital One Financial Corporation

Issue Ratings:	Moody’s Investors Service: A3 Standard & Poor’s: BBB+ Fitch: A-

Type of Security:	SEC Registered Senior Notes

Aggregate Principal Amount:	$1,500,000,000

Trade Date:	August 28, 2007

Settlement Date:	September 4, 2007 (T+4)

Final Maturity:	September 15, 2017

Coupon:	6.750%

Issue Price to Investors:	99.716% plus accrued interest, if any, from September 4, 2007

Interest Payment and Reset Dates:	Semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2008

Day Count Convention:	30 / 360

Redemption Provision:	The senior notes may not be redeemed, in whole or in part, prior to maturity

Denominations:	$1,000 denominations and integral multiples of $1,000

Underwriting Commissions:	0.450%

Use of Proceeds:	The Company intends to utilize the proceeds from the sale of the notes for general corporate purposes, which may include repurchases of shares of its common stock

CUSIP/ISIN:	14040H AR6/ US14040HAR66

Joint Book-Running Managers:	Citigroup Global Markets Inc. Barclays Capital Inc.

Co-Managers:	ABN AMRO Incorporated Deutsche Bank Securities Inc. Greenwich Capital Markets, Inc. J.P. Morgan Securities Inc. RBC Dain Rauscher Inc.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Citigroup Global Markets Inc. toll-free in the United States 1-877-858-5407.